82-2553

SUPPL

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2005 and 2004

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Megastar Development Corp. and have not been reviewed by the auditors of Megastar Development Corp.

dlw 11/17

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
August 31, 2005 and February 28, 2005
Unaudited

ASSETS	2005	2005
Current		
Cash	$ 53,489	$ 14,579
GST receivable	5,234	7,228
Prepaid expenses	-	-
	58,723	21,807
Mineral properties – Note 4 and Schedule 1	204,676	146,775
	$ 263,399	$ 168,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 6	$ 33,621	$ 44,188
Due to related parties – Note 6	2,000	16,541
	35,621	60,729
SHAREHOLDERS' EQUITY		
Share capital – Notes 2, 5, and 6	5,700,238	5,411,619
Contributed surplus – Note 2	112,654	140,335
Deficit	(5,585,114)	(5,444,101)
	227,778	107,853
	$ 263,399	$ 168,582

APPROVED BY THE DIRECTORS:

"Dusan Berka", Director

"Hanif Sachedina", Director

MEGASTAR DEVELOPMENT CORP.
INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and six month periods ended August 31, 2005 and 2004
Unaudited

	Three months ended August 31		Six months ended August 31	
	2005	2004	2005	2004
Administrative expenses				
Administrative fees	$ -	$ 4,000	$ -	$ 8,000
Bank charges and interest	46	33	85	148
Consulting	10,430	-	18,430	3,125
Filing fees	4,638	2,048	6,713	3,168
Investor relations	30,000	5,000	45,000	5,000
Legal and accounting fees	8,718	5,232	13,738	14,249
Management fees – Note 6	9,000	6,000	19,500	12,000
Office, telephone and miscellaneous	1,954	445	2,978	531
Rent	1,950	1,031	4,071	1,031
Shareholder information	2,480	1,734	2,979	5,864
Stock based compensation charges	10,438	24,700	20,876	24,700
Transfer agent	3,256	2,420	4,909	3,959
Travel and promotion	1,772	-	1,981	-
	(84,682)	(52,643)	(141,260)	(81,775)
Other items:				
Interest income	247	-	247	-
Net loss for the period	(84,435)	(52,643)	(141,013)	(81,775)
Deficit, beginning of the period	(5,500,679)	(5,111,273)	(5,444,101)	(5,082,141)
	$ (5,585,114)	$ (5,163,916)	$ (5,585,114)	$ (5,163,916)
	$ (0.007)	$ (0.005)	$ (0.012)	$ (0.008)

MEGASTAR DEVELOPMENT CORP.
INTERIM STATEMENTS OF CASH FLOWS
for the three and six month periods ended August 31, 2005 and 2004
Unaudited

	Three months ended August 31		Six months ended August 31	
	2005	2004	2005	2004
Operating Activities				
Net loss for the period	$ (84,435)	$ (52,643)	$ (141,013)	$ (81,775)
Add (deduct) items not affecting cash				
Stock based compensation	10,438	24,700	20,876	24,700
	(73,997)	(27,943)	(120,137)	(57,075)
Non-cash working capital items				
GST receivable	2,428	(1,382)	1,994	497
Prepaid expenses	5,000	(8,600)	-	(7,860)
Accounts payable and accrued liabilities	8,595	(6,650)	(10,567)	(4,433)
	(57,974)	(44,575)	(128,710)	(68,871)
Investing Activities				
Resource properties expenditures	(24,178)	(100,080)	(25,088)	(100,080)
	(24,178)	(100,080)	(25,088)	(100,080)
Financing Activities				
Increase (decrease) in related parties	1,500	-	(14,541)	(2,058)
Issuance of common shares	-	-	207,249	102,000
	1,500	-	192,708	99,942
Increase (decrease) in cash	(80,652)	(144,655)	38,910	(69,009)
Cash, beginning of the period	134,141	158,314	14,579	82,668
Cash, end of the period	$ 53,489	$ 13,659	$ 53,489	$ 13,659

Schedule 1

MEGASTAR DEVELOPMENT CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
for the six month periods ended August 31, 2005 and 2004
Unaudited

	Ralleau Property Canada	Simkar Property Canada	Kauputau Property Canada	Six months ended August 31 2005 Total	Six months ended August 31 2004 Total
Acquisition Costs					
Balance, beginning of period	$ -	$ -	$ 38,116	$ 38,116	$ -
Cash paid	1,000	-	-	1,000	-
Shares	32,813	-	-	32,813	
	33,813	-	38,116	71,929	-
Deferred Exploration Expenditures					
Balance, beginning of period	-	108,659	-	108,659	25,264
Advances	-	-	9,058	9,058	-
Drilling	-	-	-	-	100,080
Geological and geophysical	-	910	12,283	13,193	-
Travel and accommodation	-	-	1,837	1,837	-
	-	109,569	23,178	132,747	125,344
Balance at end of period	$ 33,813	$ 109,569	$ 61,294	$ 204,676	$ 125,344

MEGASTAR DEVELOPMENT CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
August 31, 2005
Unaudited

Note 1 Nature of Operations

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether this property contains mineral reserves that are economically recoverable. The consolidated financial statements have been prepared on a going concern basis. At August 31, 2005, the Company has working capital of $23,102, has not yet achieved profitable operations and has incurred losses of $5,585,114.

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. Except as disclosed below, these financial statements follow the same accounting policies and methods in their application as the annual February 28, 2005 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's February 28, 2005 annual financial statements.

Note 2 Change in Accounting Policies

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

Note 3 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

Note 3 Summary of Significant Accounting Policies – (cont'd)

b) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based on current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities ere exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 3 Summary of Significant Accounting Policies – (cont'd)

e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 4 Resource Properties

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totalling 557 acres located in Louvicourt Township, Quebec.

All acquisition costs pertaining to this property were written off in a previous year.

b) Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec ("Kauputau Property"). Consideration for the interest is cash of $6,615 (paid) and 250,000 common shares (issued). The vendors retained a 2% net smelter royalty of which 1% can be purchased by the Company at any time for $1,000,000.

c) Ralleau Property, Quebec, Canada

Pursuant to an acquisition agreement dated June 27, 2005, the Company acquired a 100% interest in 12 designated cells covering 675.93 hectacres in Ralleau Township, Quebec. Consideration is $1,000 (paid) and 250,000 common shares (issued). The vendor will retain a 2% net smelter royalty of which 1% can be purchased at any time for $1,000,000.

Note 5 Share Capital

a) Authorized: Unlimited number of common shares without par value

b) Issued:

		Number	Amount
Balance at February 29, 2004		9,638,983	$ 5,178,280
Change in accounting policy		-	87,464
For cash:			
- pursuant to private placements	- at $0.17	600,000	102,000
- pursuant to stock options exercised	- at $0.11	175,000	19,250
	- at $0.13	75,000	9,750
- pursuant to warrants exercised	- at $0.15	15,000	2,250
Pursuant to acquisition of mineral properties	- at $0.11	250,000	27,500
Recovery of future income tax assets		-	(14,875)
Balance at February 28, 2005		10,753,983	5,411,619
For cash:			
- pursuant to private placements	- at $0.14	1,250,000	175,000
- pursuant to stock options exercised	- at $0.13	75,000	9,750
- pursuant to warrants exercised	- at $0.15	150,000	22,500
Pursuant to acquisition of mineral properties	-at $0.13125	250,000	32,813
Transfer from contributed surplus		-	48,556
Balance at August 31, 2005		12,478,983	$ 5,700,238

c) Escrow

At August 31, 2005, 131,250 shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 5 Share Capital – (cont'd)

d) Commitments – (cont'd):

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees to assign one common share for cash options held. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding at August 31, 2005:

	Options	Weighted Average Exercise Price
Outstanding at beginning of period	1,340,000	$0.13
Granted	200,000	$0.15
Exercised	(75,000)	$0.13
Outstanding at end of period	1,465,000	$0.13
Exerciseable at end of period	1,099,5850	

At August 31, 2005 the following share purchase options are outstanding:

Number	Exercise Price	Expiry Date
445,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
50,000	$0.25	August 23, 2006
650,000	$0.11	January 17, 2010
200,000	$0.15	March 1, 2007
1,465,000		

Effective March 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the six month period ended August 31, 2005, the Company recorded a compensation charge of $20,876.

The following assumptions were used for the Black-Scholes model:

Risk free rates	2.5% - 2.78%
Dividend yield	0%
Expected volatility	76% - 102%
Weighted average expected stock option life	2 – 5 years

Note 5 Share Capital – (cont'd)

d) Commitments – (cont'd):

Warrants

At August 31, 2005, the Company has 3,185,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
1,335,000	$0.15	January 26, 2006
600,000	$0.23	April 2, 2006
1,250,000	$0.20	May 19, 2007
3,185,000		

800,000 warrants at $0.16 expired unexercised during the period.

Note 6 Related Party Transactions

The Company incurred charges with directors and officers of the Company and companies with common directors:

	Periods ended August 31, 2005	2004
Consulting fees	$ 430	$ 3,125
Geological consulting fees	2,568	-
Management fees	19,500	20,000
	$ 22,498	$ 23,125

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

During the period ended August 31, 2005, directors and officers purchased 390,000 common shares at $0.14 per share pursuant to a private placement.

Note 7 Subsequent Events

Subsequent to August 31, 2005, the Company:

a) The Company entered into an agreement to purchase mineral properties located in British Columbia known as the Monument Project. Consideration payable is as follows:

   i. $50,000 cash and the issuance of 100,000 common shares upon regulatory approval;

   ii. exploration expenditures of $100,000 within one year;

   iii. $75,000 cash and the issuance of 100,000 common shares on or before the first anniversary of the agreement;

   iv. $125,000 cash and 100,000 common shares on or before the second anniversary of the agreement;

   v. $150,000 cash on or before the third anniversary of the agreement;

   vi. $350,000 cash on or before the fourth anniversary of the agreement;

   vii. $500,000 cash on or before the fifth anniversary of the agreement;

   viii. the vendors will retain a 2.5% net smelter royalty of which 1% can be purchased at any time for $1,000,000.

   This acquisition is subject to regulatory approval.

b) The Company has arranged a non-brokered private placement of up to $575,000 by the sale of 1,000,000 non-flow-through units at $0.20 per unit and 1,500,000 flow-through units at $0.25. Each non-flow-through unit will consist of one common share and one non-transferable share purchase warrant exercisable for one year at a price of $0.25. Each flow-through unit will consist of one common share and one non-transferable share purchase warrant exercisable for one year at a price of $0.35 per share. The Company has received $43,000 in subscriptions subsequent to the period.

c) The Company has terminated the agreement for investor relations services with Murid Financial effective September 30, 2005.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dusan Berka, President and Chief Executive Officer of Megastar Development Corp., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.,** (the issuer) for the quarter ending **August 31, 2005;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: October 25, 2005

"Dusan Berka"

Dusan Berka, P. Eng.
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Hanif Sachedina, Secretary and Chief Financial Officer of Megastar Development Corp., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.,** (the issuer) for the quarter ending **August 31, 2005;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: October 25, 2005

"Hanif Sachedina"

Hanif Sachedina,
Secretary and Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis for Quarter Ended August 31, 2005

Item 1: **INTERIM MD&A**

Forward-looking Information

The following interim MD & A should be read in conjunction with the Company's interim financial statements for the six months ended August 31, 2005 and the annual MD & A and annual audited financial statements for the year ended February 28, 2005. This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on October 24, 2005. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

The Company's exploration focus has been on the company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt, one of the largest of the Archean greenstone terrains in the world and host to a major proportion of Canada's precious and base metals resources and historic production. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949. Current gold prices around the

$400-(U.S.)-per-ounce level and new technology in mining methods, coupled with ease of access and local infrastructure, make both its immediate and long-term potential an attractive exploration proposition.

The Company has spent over $800,000 on a drilling program 7 years ago. The Company has received an engineering report recommending a further drilling program on the Simkar Property. After raising sufficient funds for further exploration and drilling program by way of private placements in early 2004, the Company entered into an exploration and diamond drilling contract for its Simkar property in Val d'Or, Que., as announced in the News Release dated August 5, 2004. The field exploration and drilling program was supervised and managed by Anglaumaque Explorations Inc. of Val d'Or, Que., under the stewardship of its president, Glenn J. Mullan, P. Geo. InnovExplo Inc., also of Val d'Or, Que., was the geological consultant and primary on-site contractor. The Company advanced $100,000 to Anglaumaque Explorations Inc., the project manager and supervisor, to cover the cost of the summer 2004 exploration and drilling program. The exploration program and drilling on the company's 100-per-cent-owned Simkar property began in mid-August 2004 as announced in the News Release dated August 23, 2004 and continued through September. The program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property.

A result of the completed diamond drill testing was announced in the News Release dated December 13, 2004. The purpose of the program was to identify VMS mineralization on the northeast extent of a 900-meter long IP anomaly (Hole 04-SKR-01) and to test the possible extension of the A-B deformation zone (Holes 04-SKR-02 and 04-SKR-03).

Hole 04-SKR-01 was principally drilled to characterize the favorable North Rhyolite and establish it's potential to host an economic polymetallic deposit. The presence of calc-alkaline rhyodacite and transitional rhyodacite and some typical alteration combined with anomalous Au-Cu values (7.43 g Au/T and 0.1% Cu over 0.82 m, 0.2% Cu over 1.1 m and 0.13% Cu over 1.31 m core length) suggest a mineralized zone that could be associated to a volcanogenic system while the high grade gold values within the altered zones suggests that the North Rhyolite is a valid target area for gold-enriched sulphide zones. Lithogeochemical samples were taken from previously drilled hole 97-SKR-07, which also crossed the favourable horizon. Additional work is recommended and drill hole casing was left in place for additional surveying and or drilling.

Drill testing in hole 04-SKR-02 and 04-SKR-03 were drilled to test the A-B and East zones respectively. Although only anomalous gold values were obtained (up to 1.30 g/t Au over 1.02m core length), drilling confirms that the main structure and Felsic Porphyry dyke are southeast of the old shaft and remains open at depth. Following the results of the geochemical sampling, the company will establish a follow-up program to explore the Au-Cu potential within the North Rhyolite. Qualified Person Carl Pelletier, B.Sc., P.Geo. of the consulting firm Innovexplo Inc., supervised the drill program and samples were assayed for Au and most of them for Au-Ag-Cu-Zn by ALS Chemex Chimitec employing conventional atomic absorption spectroscopy and fire assay analytical techniques. A QAQC program, including certified reference material, blank samples and duplicate samples were used during the program.

A NI 43-101 Technical Report prepared by Qualified Person Carl Pelletier, B.Sc., P.Geo. was filed and is available on Sedar at
http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 15, 2004, the Company signed a letter of intent (thereafter "LOI") to enter into an option agreement with Golden Patriot (GPTC) to acquire a 50% interest in the Debut gold property located in Elko county, Nevada. Under the terms of the option, Megastar Development will incur work exploration and development costs of $1-million (U.S.), and will pay GPTC a cash consideration of $201,600 (U.S.) and issue 500,000 shares over five years. This transaction is subject to approval of the TSX Venture Exchange. On May 14, 2004, the Company announced that it has decided not to proceed with this LOI. The Company will maintain its focus on advancing the exploration of the 100% owned Simkar property in Louvicourt Township, Quebec.

On March 3, 2005 Megastar Development Corporation announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec. The KAUPUTAU property is accessible via an all-weather road and consists of 63 designated cells (mining claims) fully covering a target feature identified by a high sensitivity EM and magnetic airborne survey performed by SIAL Géosciences Inc. The geophysical data confirmed regional scale folding along with more complex smaller scale folds and potential faults and shears. Air photo interpretation suggests the presence of late intrusive bodies and a Government sponsored regional mapping program has identified anomalous gold, silver and copper values within a sulfide bearing (pyrite-chalcopyrite) sheared volcanic tuff on the property. The James Bay region, features two important volcanic belts, Eastmain and La Grande, and has been the focus of a recent staking rush following Virginia Gold Mines' (VIA: TSX) discovery on the Eleonore Property (to the north of KAUPUTAU) where several holes have yielded outstanding results including intersections ranging up to 22.27 g/t Au over 11.05 m. Other discoveries in the area include the Clearwater, Opinaca and Elmer (Eastmain – Barrick).

On August 18, 2005, the Company announced that it has received regulatory approval for the acquisition of the Ralleau Project previously announced on June 1, 2005. The Ralleau Property is located in Ralleau Township, approximately 40km east of Quévillon, Quebec. Pursuant to the agreement the Company has paid $1,000 and issued 250,000 shares in the capital of Megastar Development Corporation. The Vendor retain a 2% Net Smelter Royalty of which 1% can be purchased by the company at any time for $1,000,000.

Other

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual general Meeting that was held on June 24, 2004 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 2,047,796 shares. Under this plan the following incentive stock options were granted: On August 23, 2004 the Company granted 50,000 incentive stock options at $0.25 expiring on August 23, 2006; on January 17, 2005 the Company granted 650,000 incentive stock options at $0.11 expiring on January 17, 2010; on March 3, 2005 the Company granted 200,000 incentive stock options at $0.15 expiring on March 3, 2007.

As per the News Release dated July 28, 2004 the Company announced that it has retained Arlitt Financial Corp. ("AFC") to manage corporate communications, and investor relations. In consideration for the services to be provided by "AFC" for the next 12 months, the Company

had agreed to pay a monthly fee of $5,000 plus GST, guaranteed for the next 3 months and on a month-to-month basis thereafter, and to issue 200,000 options at an exercise price of 20 cents. Subsequently on October 29, 2004 the Company announced that it did not renew the investor relations agreement with "AFC". As a result of the termination of AFC agreement, the stock options previously granted to AFC have been cancelled.

As per the News Release dated March 2, 2005, the Company entered into an investor relations agreement with 600273 BC LTD, whose president is Cameron D. Stretch. Under the terms of the agreement the company will pay a monthly fee of $5000 per month and issue 200,000 stock options at an exercise price of 15 cents.

As per the News Release dated May 30, 2005 the Company announced that further to the news releases of April 18 and 29, 2005 and TSX Venture Exchange acceptance dated May 19, 2005, it has closed its non-brokered private placement in respect of 1.25 million units at a price of $0.14 per unit for total gross proceeds of $175,000. Each unit consists of one share plus one share purchase warrant exercisable for two years at an exercise price of $0.20 per share. The shares and warrants issued are subject to a hold period of four months, expiring September 20, 2005 and a voluntary twelve month pooling agreement expiring May 20, 2006. The net proceeds of the offering will be used for current working capital and continuing exploration on the company's properties. The company is currently focused on the Simkar Gold Project near Val Dor Quebec, where IP, Megatem and Titan 24 surveys have identified 9 prospective anomalies including a coincident "priority 1" target.

On July 1, 2005, the Company announced that it has entered into an investor relations agreement with Murid Financial for investor relations services for a period of one year for $7,500 per month. This agreement was terminated in September 2005.

1.3 Selected Annual Information

N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on the company's 100% owned SIMKAR property located in Louvicourt Township, Val d'Or, Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	August 31, 2005	May 31, 2005	February 28, 2004	Nov. 30, 2004
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($84,682)	($56,578)	($57,605)	($35,700)
Total Net Income (loss)	($84,435)	($56,578)	($57,605)	($35,700)
Basic (Loss) per share	($0.007)	($0.005)	($0.006)	($0.003)

For the Quarter Periods Ending on	August 31, 2004	May 31, 2004	February 29, 2004	Nov. 30, 2003
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($52,643)	($29,132)	($24,441)	($43,814)
Total Net Income (loss)	($52,643)	($29,132)	($24,441)	($43,814)
Basic (Loss) per share	($0.005)	($0.003)	($0.01)	($0.0006)

Administration expenses of $84,682 for the three months (six months: $141,260) ended August 31, 2005 represented an increase of $32,039 (six months: $59,485) from the prior year, primarily due to the recognition of stock based compensation charges of $10,438 (six months: $20,876) and investor relations expenses of $30,000 (six months: $45,000), as well as additional consulting fees of $10,430 (six months: $18,430). Stock based compensation is a result of the change in accounting policy affecting options which have been granted or vested during the period.

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At August 31, 2005, the Company has increased working capital to $23,102, compared to working capital deficiency of $38,922 at February 28, 2005.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet arrangements.

1.9 Transactions with Related Parties

The Company incurred charges with directors and officers of the Company, companies with common directors and an accounting firm in which a former director is a partner:

	Periods ended August 31, 2005	2004
Consulting fees	$ 430	$ 3,125
Geological consulting	2,568	-
Management fees	19,500	20,000
	$ 22,498	$ 23,125

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

During the period ended May 31, 2005, directors and officers purchased 390,000 common shares at $0.14 per share pursuant to a private placement.

1.10 Fourth Quarter

N/A

1.11 Proposed Transactions

Monument Property

On September 7, 2005, the Company entered into an agreement to purchase 100% ownership in 35 mineral cells located 8 km northeast of Yale, British Columbia known as the Monument Project. Consideration payable is as follows:

i. $50,000 cash and the issuance of 100,000 common shares upon regulatory approval;

ii. exploration expenditures of $100,000 within one year;

iii. $75,000 cash and the issuance of 100,000 common shares on or before the first anniversary of the agreement;

iv. $125,000 cash and 100,000 common shares on or before the second anniversary of the agreement;

v. $150,000 cash on or before the third anniversary of the agreement;

vi. $350,000 cash on or before the fourth anniversary of the agreement;

vii. $500,000 cash on or before the fifth anniversary of the agreement;

viii. the vendors will retain a 2.5% net smelter royalty of which 1% can be purchased at any time for $1,000,000.

This acquisition is subject to regulatory approval.

Private Placement

The Company has arranged a non-brokered private placement of up to $575,000 by the sale of 1,000,000 non-flow-through units at $0.20 per unit and 1,500,000 flow-through units at $0.25. Each non-flow-through unit will consist of one common share and one non-transferable share purchase warrant exercisable for one year at a price of $0.25. Each flow-through unit will consist of one common share and one non-transferable share purchase warrant exercisable for one year at a price of $0.35 per share. The Company has received $43,000 in subscriptions subsequent to the period.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

The Company has adopted the new policy on a retroactive basis with no restatement of prior periods. Accordingly on March 1, 2004, deficit increased by $186,880, contributed surplus increased by $99,416 and share capital increased by $87,464 to account for share purchase option expense that would have been charged to operations in 2003 and 2004 with respect to employee share purchase options granted and exercised since March 1, 2002. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

During the year ended February 28, 2005, the fair value of share purchase options expensed was $40,919. Had the Company expensed the fair value of share purchase options in prior periods, the following pro forma amounts would have resulted:

		February 29, 2004
Net loss for the year as reported	$	(121,420)
Stock-based compensation		(172,570)
Pro forma loss for the year	$	(293,990)
Pro forma basic and diluted loss per share	$	(0.03)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Years ended	
	February 28, 2005	February 29, 2004
Risk-free interest rate	2.5% - 2.78%	4.11%
Dividend yield	-	-
Expected stock price volatility	76% - 102%	95%
Weighted average value per share expected stock option life	2 – 5 years	5 years

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. As a result of this change in policy the Company recorded a recovery of future income tax assets with a corresponding reduction to share capital of $14,875 with respect to flow-through shares totalling $42,500 issued after March 19, 2004 and renounced during the year ended February 28, 2005.

1.14 Financial Instruments and Other Instruments

MDV's financial instruments consist of cash and short-term deposits, receivables and accounts payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Other MD&A Requirements

A. Authorized and Issued Share Capital as at August 31, 2005:

Authorized:	an unlimited number of Common shares without par value
Issued and outstanding:	12,478,983 common shares for a net consideration of $5,700,238

B. Options, Warrants & Convertible Securities Outstanding as at August 31, 2005:

The following options, warrants, and convertible securities were outstanding as at August 31, 2005:

Options		
Number	Exercise Price	Expiry Date
445,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
50,000	$0.25	August 23, 2006
650,000	$0.11	January 17, 2010
200,000	$0.15	March 1, 2007
1,465,000		

At August 31, 2005, the Company has 3,185,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Warrants		
Number	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005
1,335,000	$0.15	January 26,2006
600,000	$0.23	April 2, 2006

800,000 warrants at $0.16 expired unexercised during the period.

MEGASTAR EVELOPMENT CORP.

LISTING:
TSX Venture Exchange
Symbol **MDV**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Tel: 604-683-6648
Fax: 604-683-1350
Email:
info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., President/Director
Hanif Sachedina, Secretary/Director
Richard Roy, P. Geo., Director
James Reamsbottom, Director

LEGAL COUNSEL:
Clark Wilson, LLP
Solicitor – William L. Macdonald
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Company Ltd.
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7